Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,

India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

DR. REDDY'S LABORATORIES LIMITED

Unaudited consolidated financial results of Dr. Reddy's Laboratories Limited and its subsidiaries for the quarter and half year ended 30 September 2021 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB)

		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
1	Revenues	57,632	49,194	48,967	106,826	93,142	189,722
2	Cost of revenues	26,846	23,495	22,558	50,341	41,978	86,645
3	Gross profit (1 - 2)	30,786	25,699	26,409	56,485	51,164	103,077
4	Selling, general and administrative expenses	15,951	15,045	13,107	30,996	25,893	54,650
5	Research and development expenses	4,463	4,534	4,359	8,997	8,339	16,541
6	Impairment of non-current assets	-	-	781	-	781	8,588
7	Other income, net	(1,743)	(487)	(149)	(2,230)	(267)	(982)
	Total operating expenses	18,671	19,092	18,098	37,763	34,746	78,797
8	Results from operating activities [(3) - (4 + 5 + 6 + 7)]	12,115	6,607	8,311	18,722	16,418	24,280
	Finance income	553	845	489	1,398	1,327	2,623
	Finance expense	(234)	(193)	(252)	(427)	(485)	(970)
9	Finance income, net	319	652	237	971	842	1,653
10	Share of profit of equity accounted investees, net of tax	247	166	73	413	150	480
11	Profit before tax (8 + 9 + 10)	12,681	7,425	8,621	20,106	17,410	26,413
12	Tax expense/(benefit), net	2,761	1,717	998	4,478	3,994	9,175
13	Profit for the period/year (11 -12)	9,920	5,708	7,623	15,628	13,416	17,238
14	Earnings per share:
	Basic earnings per share of Rs.5/- each	59.80	34.44	45.96	94.24	80.91	103.94
	Diluted earnings per share of Rs.5/- each	59.65	34.34	45.83	94.00	80.69	103.65
		(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)	(Not annualised)

Segment information		All amounts in Indian Rupees millions
		Quarter ended			Half year ended		Year ended
Sl. No.	Particulars	30.09.2021	30.06.2021	30.09.2020	30.09.2021	30.09.2020	31.03.2021
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	9,990	8,862	10,256	18,852	20,346	38,887
	b) Global Generics	47,431	41,113	39,841	88,544	74,916	154,404
	c) Proprietary Products	1,232	59	100	1,291	156	523
	d) Others	597	482	521	1,079	1,012	2,813
	Total	59,250	50,516	50,718	109,766	96,430	196,627
	Less: Inter-segment revenues	1,618	1,322	1,751	2,940	3,288	6,905
	Net revenues	57,632	49,194	48,967	106,826	93,142	189,722

2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	2,166	1,630	2,284	3,796	5,140	9,426
	b) Global Generics	26,990	23,719	23,685	50,709	45,211	91,111
	c) Proprietary Products	1,232	45	88	1,277	144	482
	d) Others	398	305	352	703	669	2,058
	Total	30,786	25,699	26,409	56,485	51,164	103,077
	Less: Selling and other un-allocable expenditure, net of other income	18,105	18,274	17,788	36,379	33,754	76,664
	Total profit before tax	12,681	7,425	8,621	20,106	17,410	26,413

Global Generics segment includes operations of Biologics business. Inter-segment revenues represent sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Notes:

1	The above financial results have been prepared in accordance with International Financial Reporting Standards and its interpretations (IFRS), as issued by the International Accounting Standards Board (IASB).

2	In September 2021, the Company completed the sale of its U.S. and Canada territory rights for ELYXYB (celecoxib oral solution) 25 mg/mL, to BioDelivery Sciences International, Inc. An amount of Rs. 1,084 million is included under the head "Revenues" and this pertains to the Company’s Proprietary Products segment.

3	Included in "Other income, net" for the quarter ended 30 September 2021 is Rs. 1,064 million representing the profit on sale of intangible asset, E7777 (anti-cancer agent) to Citius Pharmaceuticals, Inc. This transaction pertains to the Company’s Proprietary Products segment.

4	On 14 June 2021, the Company received the arbitration decision and award in favour of Hatchtech Pty Limited regarding the Civil Litigation and Arbitration relating to the acquisition of the product Xeglyze®. The award required the Company to pay an amount of Rs. 3,382 million (U.S.$ 46.25 million) towards milestone payments, interest, and fees. The Company was carrying Rs. 1,471 million (U.S.$ 20 million) as the provision towards this litigation. As this constitutes an adjusting subsequent event, the consolidated financial results for the quarter and year ended 31 March 2021 were adjusted to reflect the impact of this event by recognizing the balance amount of Rs. 1,911 million (U.S.$ 26.25 million) in the financial results. Of the total amount, Rs. 1,820 million (U.S.$ 25 million) was recognised under heading "Impairment of non-current assets" and the balance Rs. 91 million (U.S.$ 1.25 million) was recognised under the heading "Selling, general and administrative expenses". The said expense forms part of the Company’s Proprietary Products segment.

5	During the year ended 31 March 2021, there were significant changes to the market conditions for certain of the products forming part of Company’s Global Generics and Proprietary Products segments. The changes include the launch by competitor of generic version of the product, decrease in the market potential of products primarily due to higher than expected price erosion and increased competition, and higher than expected value erosion. Due to these adverse market developments, the Company recorded an impairment loss of:

- Rs. 3,291 million relating to Xeglyze®;

- Rs. 3,180 million relating to ethinyl estradiol / ethenogestral vaginal ring (a generic equivalent to NuvaRing®);

- Rs. 1,587 million relating to saxagliptin and metformin (generic version of Kombiglyze-XR) and phentermine and topiramate (generic version of Qsymia®);

- Rs. 484 million relating to other intangible assets.

Further, an amount of Rs. 46 million has been recognised as impairment of property, plant and equipment.

6	Tax expense for the year ended 31 March 2021 includes the following:

- Rs. 1,012 million of benefit, in the quarter ended 30 September 2020, on account of recognition of deferred tax asset consequent to a planned restructuring activity between the Group companies; and

- Rs. 627 million of expense, in the quarter ended 31 March 2021, on account of de-recognition of deferred tax asset due to non-availability of depreciation on goodwill pursuant to an amendment to section 2(11) of the Income Tax Act in the Finance Act, 2021.

7	During the quarter ended 31 December 2020, the Company entered into a definitive agreement with Glenmark Pharmaceuticals Limited to acquire, certain brands in various Emerging Market countries for a total consideration of Rs. 1,516 million. The said transaction was accounted for as an acquisition of product related intangibles and pertains to Company's Global Generics segment.

8	On 10 June 2020, the Company completed the acquisition of select divisions of Wockhardt Limited's branded generics business in India and the territories of Nepal, Sri Lanka, Bhutan and Maldives. The business comprises a portfolio of 62 brands in multiple therapy areas, such as respiratory, neurology, venous malformations, dermatology, gastroenterology, pain, and vaccines. This entire portfolio has been transferred to the Company, along with related sales and marketing teams, the manufacturing plant located in Baddi, Himachal Pradesh, and employees. During the quarter ended 30 September 2020, the Company completed the purchase price allocation. The fair value of consideration transferred is Rs.16,115 million. The Company recognised Rs. 373 million, Rs. 14,888 million and Rs. 530 million towards property, plant and equipment, intangible assets, and goodwill, respectively. The acquisition pertains to Company's Global Generics segment.

9	The Company has commenced a detailed investigation into an anonymous complaint. The complaint alleges that healthcare professionals in Ukraine and potentially in other countries were provided with improper payments by or on behalf of the Company in violation of U.S. anti-corruption laws, specifically the U.S. Foreign Corrupt Practices Act. A U.S. law firm is conducting the investigation at the instruction of a committee of the Company’s Board of Directors. The Company has disclosed the matter to the U.S. Department of Justice, Securities and Exchange Commission (“SEC”) and Securities Exchange Board of India. On 6 July 2021 the Company received a subpoena from the SEC for the production of documents pertaining to certain CIS geographies, and the Company is in the process of responding to the same. During the quarter ended 30 September 2021, the Company shared the report with respect to one jurisdiction with the SEC. The investigation is ongoing, and the Company is complying with its listing obligations as it relates to updating the regulatory agencies. While the findings from the aforesaid investigations may result in government enforcement actions against the Company in the United States and/or foreign jurisdictions, which could lead to civil and criminal sanctions under relevant laws, the outcome are not reasonably ascertainable at this time. The Company is also in the process of reviewing its Compliance Program including controls in relation to compliance and implement appropriate enhancements, if any.

10	Impairment charge of Rs. 781 million for the quarter ended 30 September 2020 comprises of:

- Rs. 728 million pertaining to Xeglyze® forming part of Company’s Proprietary Products segment due to decrease in the market potential for the product;

- Rs. 53 million pertaining to certain product related intangibles forming part of Company’s Global Generics segment due to Company’s decision to discontinue their further development.

11	Consolidated statements of financial position

	All amounts in Indian Rupees millions
	As at	As at
Particulars	30.09.2021	31.03.2021
	(Unaudited)	(Audited)
ASSETS
Current assets
Cash and cash equivalents	9,980	14,829
Other investments	14,601	19,744
Trade and other receivables	68,611	49,641
Inventories	49,700	45,412
Derivative financial instruments	1,158	1,218
Tax assets	3,174	2,745
Other current assets	15,898	14,509
Total current assets before assets held for sale	163,122	148,098
Assets held for sale	150	151
Total current assets	163,272	148,249
Non-current assets
Property, plant and equipment	60,229	57,111
Goodwill	4,576	4,568
Other intangible assets	32,630	35,648
Trade and other receivables	55	118
Investment in equity accounted investees	3,882	3,375
Other investments	3,607	4,958
Deferred tax assets	9,422	10,630
Other non-current assets	827	834
Total non-current assets	115,228	117,242
Total assets	278,500	265,491

LIABILITIES AND EQUITY
Current liabilities
Trade and other payables	25,552	23,744
Short-term borrowings	23,380	23,136
Long-term borrowings, current portion	916	864
Provisions	3,744	3,435
Tax liabilities	1,311	1,389
Derivative financial instruments	449	326
Bank overdraft	-	9
Other current liabilities	30,550	30,488
Total current liabilities	85,902	83,391
Non-current liabilities
Long-term borrowings	5,977	6,299
Deferred tax liabilities	99	338
Provisions	58	58
Other non-current liabilities	2,536	2,343
Total non-current liabilities	8,670	9,038
Total liabilities	94,572	92,429
Equity
Share capital	832	832
Treasury shares	(1,660)	(1,967)
Share premium	9,205	8,887
Share based payment reserve	1,407	1,461
Capital redemption reserve	173	173
Special economic zone re-investment reserve	1,012	1,326
Retained earnings	167,819	156,023
Other components of equity	5,140	6,327
Total equity	183,928	173,062
Total liabilities and equity	278,500	265,491

12	Consolidated statements of cash flows

	All amounts in Indian Rupees millions
	Half year ended
Particulars	30.09.2021	30.09.2020
	(Unaudited)	(Unaudited)
Cash flows from/(used in) operating activities :
Profit for the period	15,628	13,416
Adjustments for:
Tax expense/(benefit), net	4,478	3,994
Fair value changes and profit on sale of financial instruments measured at FVTPL*, net	(217)	(389)
Depreciation and amortization	5,890	6,411
Impairment of non-current assets	-	781
Allowance for credit losses (on trade receivables and other advances)	138	61
(Gain)/loss on sale or de-recognition of non-current assets, net	(1,161)	15
Share of profit of equity accounted investees	(413)	(150)
Foreign exchange (gain)/loss, net	(398)	919
Interest (income)/expense, net	(19)	82
Equity settled share-based payment expense	290	304
Changes in operating assets and liabilities:
Trade and other receivables	(19,031)	1,620
Inventories	(4,288)	(5,602)
Trade and other payables	4,934	4,773
Other assets and other liabilities, net	(634)	(3,991)
Cash generated from operations	5,197	22,244
Income tax paid, net	(3,539)	(2,077)
Net cash generated from operating activities	1,658	20,167

Cash flows from/(used in) investing activities :
Expenditures on property, plant and equipment	(6,781)	(3,999)
Proceeds from sale of property, plant and equipment	154	33
Expenditures on other intangible assets	(3,767)	(567)
Proceeds from sale of other intangible assets	2,946	-
Payment for acquisition of business	-	(15,514)
Purchase of other investments	(30,095)	(50,933)
Proceeds from sale of other investments	35,494	53,296
Interest received	411	714
Net cash used in investing activities	(1,638)	(16,970)

Cash flows from/(used in) financing activities :
Proceeds from issuance of equity shares (including treasury shares)	281	177
Purchase of treasury shares	-	(190)
(Repayment of)/ proceeds from short-term borrowings	(62)	3,644
Proceeds from long-term borrowings	-	3,800
Repayment of long-term borrowings	-	(3,743)
Payment of principal portion of lease liabilities	(408)	(366)
Dividend paid	(4,146)	(4,147)
Interest paid	(616)	(559)
Net cash used in financing activities	(4,951)	(1,384)

Net (decrease)/increase in cash and cash equivalents	(4,931)	1,813
Effect of exchange rate changes on cash and cash equivalents	91	13
Cash and cash equivalents at the beginning of the period(1)	14,820	1,962
Cash and cash equivalents at the end of the period(2)	9,980	3,788

*FVTPL (fair value through profit or loss)

(1)Adjusted for bank-overdraft of Rs. 9 million and Rs. 91 million for the periods ended 30 September 2021 and 30 September 2020, respectively.

(2)Adjusted for bank-overdraft of Rs. Nil and Rs. 101 million for the periods ended 30 September 2021 and 30 September 2020, respectively.

13	India’s Code on Social Security, 2020, which aims to consolidate, codify and revise certain existing social security laws, received Presidential assent in September 2020 and has been published in the Gazette of India. However, the related final rules have not yet been issued and the date on which this Code will come into effect has not been announced. The Company will assess the impact of this Code and the rules thereunder when they come into effect.

14	The Company considered the uncertainty relating to the COVID-19 pandemic in assessing the recoverability of receivables, goodwill, intangible assets, investments and other assets. For this purpose, the Company considered internal and external sources of information up to the date of approval of these interim financial results. Based on its judgments, estimates and assumptions, including sensitivity analysis, the Company expects to fully recover the carrying amount of receivables, goodwill, intangible assets, investments and other assets.

The Company will continue to closely monitor any material changes to future economic conditions.

15	The unaudited results were reviewed by the Audit Committee of the Board at their meeting held on 28 October 2021 and approved by the Board of Directors of the Company at their meeting held on 29 October 2021.

16	The results for the quarter and half year ended 30 September 2021 were subject to a "Limited Review" by the Independent Auditors of the Company. An unqualified report has been issued by them thereon.

Place: Hyderabad Date: 29 October 2021	By order of the Board For Dr. Reddy's Laboratories Limited G V Prasad Co-Chairman & Managing Director